

John Graham Harper · 3rd
Founder of WCFN

Shenzhen, Guangdong, China · **Contact info**

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vSports **Impakt**

About

Certified Master Trainer, speaker, and fitness director with 15 years of experience in the fitness training sector with a focus on marketing and operations. I hold certifications from ISSA, PGFA, TPI, TRX, FMS, CrossFit, and Schwinn amongst others.

I started JohnGrahamFitness in Shenzhen China over 15 years ago, where I quickly became the leader in fitness, leveraging my knowledge and experience in international fitness techniques, sports Strength and Conditioning, and golf fitness training to increase awareness of the latest fitness methodologies.

I entered the world of golf fitness at the prestigious Mission Hills, where I was the on-site golf academy director of fitness. I have had the pleasure of working with elite-level tour players in China and many young emerging golf stars. I was featured in a series of TV shows about golf fitness for the Golf Channel and co-hosted an online Fitness Channel. I released a number of videos series of home workout and boxing tutorials in cooperation with numerous tech companies

I have co-founded the opening of 6 successful gyms and have served in a consulting role with numerous others. The last of my studio gym projects was called Project 0/1, an exclusive members-only lifestyle fitness venture in Shenzhen's high-tech district.

At present, I am the founder and president of WCFN - White Collar Fight Night - a boxing event that draws CEOs, executives, and other white-collar professionals to compete in the ring and support charity.
37 events in total
I have worked with hundreds of sponsors, partners, and media channels. I've been blessed to inspire thousands of regular people to work out, get fit, and challenge themselves. WCFN events have entertained tens of thousands of spectators and fans globally. Finally, I'm proud to say WCFN has impacted countless underprivileged lives by supporting charity.
In the past 6 years, WCFN has spread to four major cities in China with planned global expansion to USA, Thailand, and Dubai in 2023.

Now is the time for online and tech-based fitness and health solutions.

Impakt is a fitness blockchain company, that uses the webcam on your computer or cell phone to count reps and gamify the workout experience. You can work out with your friends LIVE, play mini Super Mario-style games, earn in-game tokens, and build an avatar with skins, armor, powers, and much more.

www.impakt.com
www.johngrahamharper.com

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Experience

 **Partner**
Impakt
Jan 2020 - Present · 3 yrs 1 mo

www.impakt.com

 **Founder and President**
WCFN
2016 - Present · 7 yrs 1 mo
Shenzhen, Guangdong, China

WCFN (White Collar Fight Night) is an innovative new sporting and social event that allows CEOs, business executives, and other white-collar professionals to show off their boxing prowess wl ...see more

     

 **President**
John Graham Fitness/ JohnsPro

2010 - Present · 13 yrs 1 mo
Shenzhen, Guangdong, China

– personalized fitness programing for athletes and clients wanting to transform
– consulting in growth and development of fitness brands from gyms to tech companies   ...see more



Co-Founder
Project 0/1
Jan 2015 - Jan 2016 · 1 yr 1 mo
Shenzhen, Guangdong, China

Project 0/1 is a Private Member Health Club for high performance, goal oriented driven business people
with interests in entrepreneurial elitist social circles, which focuses on body and mind optimiz   ...see more



Founder and Director
Freshe Fitness
Jan 2013 - Jan 2016 · 3 yrs 1 mo
Shenzhen, Guangdong, China

 – Analyzed client requirements, created a business plan and drove strategy development.   ...see more

 Team

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Skills

Marketing Strategy

👥 12 endorsements

Business Strategy

👥 11 endorsements

Leadership

👥 11 endorsements

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Interests

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